Alan B. Spatz • (310) 789-1231 • aspatz@troygould.com	File No. 2311-2
March 8, 2006
Via FedEx and Edgar
Mr. John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
RE:     General Finance Corporation – Amendment No. 3 to Registration Statement on Form S-1; File No. 333-129830
Mr. Reynolds:
     On behalf of General Finance Corporation, a Delaware corporation (the “Company”), we hereby transmit Amendment No. 3 to the above referenced Registration Statement, as filed with the Securities and Exchange Commission on the date hereof, marked to show composite changes from Amendment No.2 to the Registration Statement filed with the SEC on January 30, 2006.
     The changes reflected in Amendment No. 3 include those made by the Company in response to the comments of the Staff of the Division of Corporation Finance of the SEC set forth in your letter dated February 27, 2006, to Mr. Ronald Valenta, Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Lastly, the changes reflect a change in the structure of the offering.
     Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in Amendment No. 3. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3, which includes the prospectus as revised.
General
1.	We note that Article Six of the Certificate of Incorporation may be amended with the vote or written consent of holders of not less than 90% of the outstanding shares of your common stock. Please revise the prospectus to disclose that provision and explain the impact or potential impact on investors in the offering.

Mr. John Reynolds
March 8, 2006

Company Response.

Please note that the Certificate of Incorporation for the Company has been amended to provide that Article Sixth may only be amended by 100% of the outstanding shares of common stock and not 90%. We have also added disclosure regarding amendments to these provisions of the Certificate of Incorporation under “Stockholders must approve business combination” on page 6, and “Liquidation if no business combination” on page 7, and have also added a risk factor (risk factor 19).
Prospectus Summary, page 1
2.	Please clarify in the disclosure on page five that compensation for officers and directors that remain with the combined business will likely be determined at the same time the business combination agreement is negotiated.

Company Response.

The additional requested disclosure has been added.
Risk Factors, page 8
3.	Please revise the subheading to risk factor 21, and elsewhere as appropriate, to clarify that the adverse effect on the market price by the exercise of your existing stockholders of their registration rights only occurs after the business combination.

Company Response.

The requested disclosure has been added to risk factor 25 (formerly risk factor 21).

4.	We note the disclosure on page five that the Company may determine that in connection with a particular business combination, it will not proceed if an even lesser percentage than 20% of the shares issued in this offering exercise their conversion rights. Please add a risk factor.

Company Response.

A risk factor has been added (see the risk factor 19).

5.	We note your supplemental response to prior comment six that “the Company does not believe that any of such companies with which an existing stockholder is affiliated is realistically a target business.” Please add this disclosure to the prospectus. Also, please explain those circumstances that may result in the company considering an affiliated business. For instance, will they be considered in the initial search or only after other searches have not found a potential target business? We may have further comment.

Mr. John Reynolds
March 8, 2006

Company Response.
     The Company has agreed that it will not consummate a business combination with any non-specialty finance company affiliated with any existing stockholder. See risk factor 15 and disclosure under “Conflicts of interest” on page 44. Accordingly, the language in the supplement response has not been added.
Use of Proceeds. pate 19
6.	We note the estimated offering expenses, as indicated in the table. Please reconcile this amount with the disclosure in part II of the registration statement. We may have further comment.

Company Response.
     The reference to Directors and Officers Insurance has been deleted from part II and as a result the tables are consistent.
Proposed Business, page 26
7.	We note your supplemental response to prior comment 11 of our letter dated January 31, 2006. Please add the supplemental response to this section of the prospectus.

Company Response.

The information has been included on page 29 under “Sources of target business.”
Exhibits
8.	Exhibit 10.8 is not signed. Please file a validly executed agreement.

Company Response.

Exhibits 10.8 and 10.1 have been amended and restated and signed by each of the each of the officers and directors and filed as Exhibit 10.1.
* * *
     All questions and comments regarding the foregoing should be addressed to the undersigned at (310) 789-1231.

Kind regards, /s/ ALAN B. SPATZ Alan B. Spatz

cc:	Ronald F. Valenta (w/o enclosures)
John O. Johnson(w/o enclosures)
Joel L. Rubinstein, Esq. (w/o enclosures)
Michael Powell(w/o enclosures)
Mark Slater (w/o enclosures)